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                                                                       EXHIBIT 3



                             FOR IMMEDIATE RELEASE



Contact:



Bob Marese


Mackenzie Partners, Inc.


212-929-5500



                    GKN ANNOUNCES COMPLETION OF ACQUISITION


                          OF THE INTERLAKE CORPORATION



     London and New York, February 11, 1999 -- GKN plc (LSE: GKN) today announced that it has completed the merger of its wholly owned subsidiary, GKN North America Manufacturing Inc., with The Interlake Corporation. Interlake is now a wholly owned subsidiary of GKN.



     The acquisition cost of Interlake was approximately $553 million (L335 million) including the assumption of about $292 million (L177 million) of debt. The consideration for the equity was paid in cash.



     Interlake comprises three businesses, all leaders in their respective markets. The Hoeganaes Corporation is the leading supplier of ferrous powdered metals in North America, the main material used by GKN Sinter Metals. Chem-tronics Inc is the leading US producer of advanced, lightweight structural components for aerospace engines in the civil, military and space markets and has a strong position in the aftermarket for engine fan blade repair. Interlake Material Handling is the leader in the pallet and container racking, dynamic storage and conveyor system markets in the US and produces a range of storage systems for use in distribution centers, warehouses and retail facilities.



     The acquisition is an important strategic move for GKN, a global manufacturer of automotive and aerospace products and a provider of industrial services, with 1997 revenues exceeding $5.4 billion.


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